

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 8, 2006

Mr. Thomas P. Cawley
Chief Financial Officer
Peet's Coffee & Tea, Inc.
1400 Park Avenue
Emeryville, California 94608-3520

>   **Re: Peet's Coffee & Tea, Inc.**
>   **Form 10-K for Fiscal Year Ended January 1, 2006**
>   **Filed March 16, 2006**
>   **Form 10-Q for Fiscal Quarter Ended April 2, 2006**
>   **Filed May 5, 2006**
>   **File No. 000-32233**

Dear Mr. Cawley:

We have reviewed your filings and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosures in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended January 1, 2006

Financial Statements

Note 2 – Summary of Significant Accounting Policies, page F-8

1.   We note your accounting policy disclosure for gift cards, explaining that you
        report gift card breakage income as an operating expense, instead of revenue, in
        your Statements of Income. Tell us how you came to the view that reporting gift
        card revenue as a reduction to operating expense is a representationally faithful
        depiction of this item. Submit a schedule showing the effects that reclassifying
        this item as revenue would have on your reported revenues and operating
        expenses for each period shown.

2.   We note that you include an *operating expenses* caption within a broader group of
        costs that are also depicted as "operating expenses," while differentiating it from
        costs of sales, general and administrative costs, and marketing and advertising
        costs. Since you have utilized the same label for costs segregated at two different
        levels, references to operating expenses in your textual discussions may be left
        without the requisite degree of specificity. Therefore, we believe that you should
        disclose the nature of this cost group, and utilize a more descriptive caption,
        which distinguishes it from the larger group.

Note 10 – Stock Option, Employee Purchase and Deferred Compensation Plans, page F-
16

3.   We note your disclosure indicating that you granted non-employee director stock
        options in 2003, 2004 and 2005. Please disclose how you accounted for such
        grants and the amount of compensation expense that you recognized for each
        reporting period. It should be clear whether you have relied on the guidance in
        APB 25 or paragraph 8 of SFAS 123 in valuing these issuances. If you did not
        apply fair value accounting to these transactions, tell us how you were able to
        support the accounting under the guidance of paragraph 8 of FIN 44.

Note 14 – Quarterly Financial Information (Unaudited), page F-21

4.   Please expand your disclosure to add the gross profit line item that is required
        under Regulation S-K, Item 302(a)(1), or to otherwise comply with the guidance
        in IRQ 3 of SAB Topic 6:G.1.a. Please also revise your Statements of Income to
        specify the amounts of depreciation and amortization attributable to costs of sales
        for each period, to comply with the guidance in SAB Topic 11:B.

Form 10-Q for the Fiscal Quarter Ended April 2, 2006

Management's Discussion and Analysis, page 9

5.   We note your disclosure on page 12 of a non-GAAP Statement of Income for the first quarter, as if you had not adopted the provisions of SFAS 123(R). Although you express an interest in comparability, we do not believe the presentation is an appropriate application of the guidance in Item 10(e) of Regulation S-K. Rather, you should address this matter in the context of the disclosures required under paragraph 84 of SFAS 123(R), specifically dealing with the issue of comparability, whereas you would compare your results to the pro forma measures previously disclosed under SFAS 123. Please revise your disclosures accordingly.

Closing Comments

        As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosures in the filings;

·   staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

   You may contact Lily Dang at (202) 551-3867 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

          Sincerely,

          Karl Hiller
          Branch Chief